Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09047232

12 October 2009

SEC Mail Processing
Section

OCT 26 2009

Washington, DC
110

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Hallett

Andrew M Knox
Public Officer

Enc.

dw 10/29

Cue Energy Resources Limited
ABN 45 066 383 971

000001 000 CUE
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your vote:

By Mail:
Cue Energy Resources Limited
Level 21, 114 William Street
Melbourne VIC 3000

Alternatively you can fax your form to
+61 3 96708661

For all enquiries call:
(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000

SEC Mail Processing
Section

OCT 26 2009

Washington, DC
110

Proxy Form

For your vote to be effective it must be received by 9.30 am Tuesday 10 November 2009

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions

Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, "Downloadable forms".

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

Turn over to complete the form →

This Document is printed on **Greenhouse Friendly™** ENVI Laser Carbon Neutral Paper

View your securityholder information, 24 hours a day, 7 days a week:
www.investorcentre.com

☑ **Review your securityholding**
☑ **Update your securityholding**

Your secure access information is:

SRN/HIN: I9999999999

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

916CR_0_Sample_Proxy/000001/000001

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 I ND

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Cue Energy Resources Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Cue Energy Resources Limited to be held at RACV Club (City), 501 Bourke Street Melbourne Victoria 3000, Australia, on the 12th day of November 2009 at 9.30 am and at any adjournment of that meeting.

Important for Item 4: If the Chairman of the Meeting is your proxy and you have not directed him/her how to vote on Item 4 below, please mark the box in this section. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 4 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 4 of business.

☐ I/We acknowledge that the Chairman of the Meeting may exercise my proxy even if he/she has an interest in the outcome of that Item and that votes cast by him/her, other than as proxy holder, would be disregarded because of that interest.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1.	Remuneration Report	☐	☐	☐
Resolution 2.	Re-election of Director Mr. R.G.Tweedie	☐	☐	☐
Resolution 3.	Re-election of Director Mr S Koroknay	☐	☐	☐
Resolution 4.	Increase in Remuneration Pool for Non-Executive Directors	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________________ Contact Daytime Telephone ____________________ Date __/__/__

CUE ENERGY RESOURCES LIMITED

ABN 45 066383971

NOTICE OF ANNUAL GENERAL MEETING

and

EXPLANATORY MEMORANDUM

Date of Meeting	12th November 2009
Time of Meeting	9.30 am
Place of Meeting	RACV Club (City) 501 Bourke Street Melbourne VIC 3000 (Level 2, Bayside Room 5)

This Notice of Annual General Meeting and Explanatory Memorandum should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

The Secretary
Cue Energy Resources Limited
Level 21
114 William Street
Melbourne, Victoria 3000
Australia
Fax No: (61) 3 9670 8661

NOTICE IS HEREBY GIVEN that the annual general meeting of the Shareholders of **Cue Energy Resources Limited** (the Company) will be held at RACV Club (City), 501 Bourke Street Melbourne Victoria 3000, Australia, on the 12th day of November 2009, commencing at 9.30am for the purpose of transacting the following items of business.

The explanatory notes which forms part of this Notice of annual general meeting describes certain matters to be considered at the annual general meeting.

AGENDA

Ordinary Business

Item 1 - Financial Statements and Reports

To receive and consider the financial statements for the year ended 30 June 2009 and the reports of the directors and the auditors thereon.

To consider and, if thought fit, pass the following resolutions, with or without amendment, as ordinary resolutions of the Company:

Item 2 - Resolution 1: Remuneration Report

To adopt the remuneration report for the Year ended 30 June 2009.

(Details of the resolution are contained in the explanatory notes)

Item 3 - Resolution 2: Re-election of Director Mr. R.G.Tweedie

In accordance with the Company's constitution, Mr. R.G. Tweedie retires by rotation and, being eligible, offers himself for re-election.

(Details of the resolution are contained in the explanatory notes)

Item 4 - Resolution 3: Re-election of Director

That Mr S Koroknay who was appointed a director on 9 October 2009 retires in accordance with the Companys constitution, and being eligible, offers himself for re-election.

(Details of the resolution are contained in the explanatory notes)

Item 5 - Resolution 4: Increase in Remuneration Pool for Non-Executive Directors

To increase the annual remuneration pool for non-executive directors to a maximum value of $400,000 in aggregate, to be subdivided and distributed to each Non-Executive Director as set out in the explanatory memorandum.

Short explanation

The Company's constitution requires the non-executive directors (other than the managing director) seek shareholder approval authorising payment of remuneration for services provided to the Company, in their capacity as non-executive directors. It is proposed that the "remuneration pool" be increased, enabling the Company to adequately compensate the non-executive directors, in aggregate, providing both flexibility and bounded constraints on non-executive director remuneration at a level consistent with a Company of this size. The pool has not been increased since 1997 and represents a maximum value that could be drawn to its limit on an annual basis, each and every year subsequent to this resolution passing. In the period since 1997 the Company has grown significantly and its operations have become more complex. In addition the legal responsibilities of directors have become more onerous. The Company believes in these circumstances it is reasonable to increase the remuneration pool for directors. Further details are set out in the explanatory memorandum.

Voting Exclusion Statement

In accordance with the ASX listing rules, the Company will disregard any votes cast on resolution 4 by a director of the Company, and by associates of that person. The directors of the Company at the date of this Notice are Mr Tweedie, Mr Musca and Mr Koroknay,

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides (and the acknowledgment box on the proxy form in relation to this resolution is marked).

Item 6 - General Business

To consider any other business as may be lawfully put forward in accordance with the constitution of the Company.

Explanatory Notes

1. The Company's Annual Financial Statements and the Reports of the Directors and Auditor thereon

The directors will table, for the consideration of members, the Company's annual financial report and the reports of the directors and auditor thereon, for the year ended 30 June 2009.

Neither the corporations act nor the constitution require a vote of members on the reports or statements. However, shareholders will be given a reasonable opportunity to ask questions about or make comments on the management of the Company.

Also, a reasonable opportunity will be given to members as a whole at the meeting to ask the Company's auditor questions relevant to the conduct of the audit, the preparation and content of the auditor's report, the accounting policies adopted by the Company in relation to the preparation of the financial statements and the independence of the auditor in relation to the conduct of the audit.

2. Ordinary Resolutions

Resolutions 1 to 4 are ordinary resolutions which, to be passed, require at least 50% of the votes cast by members entitled to vote on the resolution to be voted in favour of the resolution.

Resolution 1: Remuneration Report

To adopt the remuneration report for the Year ended 30 June 2009.

Explanation

The corporations act 2001 requires listed companies to put to shareholders at the AGM a non-binding resolution concerning the remuneration report which is contained in the directors' report section of the annual report.

This sets out details of the remuneration of each director and for each of the other key management personnel of the Company, in addition to describing board policy in respect of remuneration, its relationship to the Company's performance, along with a detailed summary of any relevant performance conditions, why those particular conditions were chosen, and how performance is measured against them.

Shareholders will be given an opportunity to ask questions concerning the remuneration report at the AGM.

As stated, the resolution is non-binding.

Resolution 2: Re-election of Director

Mr R.G Tweedie retires by rotation and, being eligible, offers himself for re-election."

The constitution of the Company requires that at every annual general meeting, one-third or the closest number to one-third of the directors, shall retire by rotation from office and provides that such directors are eligible for re-election at the meeting.

Resolution 3: Re-election of Director

Mr S. Koroknay is required to retire at this annual general meeting and seeks re-election.

The constitution of the Company requires that a non-executive director appointed since the last AGM must retire from office and may seek re-election.

Resolution 4: Approval of Remuneration Pool for Non-Executive Directors

Introduction

The Company's current non-executive directors are Mr Tweedie and Mr Musca who are long standing directors, and Mr Koroknay who was appointed a director recently to the Company.

The cash payments to the non-executive directors is designed to act as the core form of remuneration for non-executive directors of the Company. All current non-executive directors of the Company are entitled to receive cash payments for their roles as officers of the Company.

It is proposed to increase the remuneration pool for non executive directors to a size designed to represent the maximum aggregate payments to non-executive directors of the Company.

This remuneration pool is intended to apply to the total of current non-executive directors (including any replacements of them) and additional non-executive directors that may be appointed to the board of the Company. At present there are three non-executive directors and it is the intention of the Company's board that in the near future such number be increased such that the board will consist of four and possibly five non-executive directors, consistent with the growth of the Company's business and size.

Under the constitution of the Company, the following provisions are made for payments to officers of the Company:

Remuneration of directors

8.3 (a) Each director is entitled to such remuneration out of the funds of the Company as the directors determine, but the remuneration of non-executive directors may not exceed in aggregate in any financial year the amount fixed by the Company in general meeting for that purpose.

(b) The remuneration of a director:

(1) may be a stated salary or a fixed sum for attendance at each meeting of directors or both; or

(2) may be a share of a fixed sum determined by the Company in general meeting to be the remuneration payable to all directors, which is to be divided between the directors in the proportions agreed between them or, failing agreement, equally,

and if it is a stated salary under rule 8.3(b)(1) or a share of a fixed sum under rule 8.3(b)(2), will be taken to accrue from day to day.

(c) The remuneration payable by the Company to a director (other than a managing director, deputy managing director or executive director) must not include a commission on, or percentage of, profits or operating revenue.

(d) In addition to his or her remuneration under rule 8.3(a), a director is entitled to be paid all travelling and other expenses properly incurred by that director in connection with the affairs of the company, including attending and returning from general meetings of the Company or meetings of the directors or of committees of the directors.

(e) If a director renders or is called upon to perform extra services or to make any special exertions in connection with the affairs of the Company, the directors may arrange for a special remuneration to be paid to that director, either in addition to or in substitution for that director's remuneration under rule 8.3(a).

(f) Nothing in rule 8.3(a) restricts the remuneration to which a director may be entitled as an officer of the Company or of a related body corporate in a capacity other than director, which may be either in addition to or in substitution for that director's remuneration under rule 8.3(a).

(g) The directors may:

(1) at any time after a director dies or otherwise ceases to hold office as a director, pay to the director or a legal personal representative, spouse, relative or dependant of the director, in addition to the remuneration of that director under rule 8.3(a), a pension or lump sum payment in respect of past services rendered by that director; and

(2) cause the Company to enter into a contract with the director for the purpose of providing for or giving effect to such a payment.

(h) The directors may establish or support, or assist in the establishment or support of, funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to or in respect of the directors or former directors.

It is proposed that an aggregate pool of $400,000 per annum be established to cover actual and potential payments to non-executive directors of the Company for services as a director.

The current remuneration of the Company's non executive directors is as follows.

Table A

Director	Amount
RG Tweedie	**$66,667**
L Musca	**$66,667**
S Koroknay	**$48,400**
TOTAL	**$181,734**

The balance of the intended available pool will give flexibility in the event of further non executive directors being appointed because the board can then remunerate that person (s) without having to obtain further shareholder approval. The pool is also an important factor in attracting talented individuals as non executive directors. The Company, due to the expanded size and complexity of its business plans to add further directors to its board.

Additional information

This proposed resolution, if passed, will confer a financial benefit to a related party. Shareholder approval for the benefit is not required under the corporations act as the benefit relates to remuneration of an officer of the Company. However, approval is required under the Company's constitution. The Company therefore provides the following information:

a) The related parties to whom the resolution would permit the financial benefit to be given are:

Mr Richard Tweedie, Mr Leon Musca and Mr Steven Koroknay being non-executive directors of the Company. Any additionally appointed non-executive directors of the Company or replacement non-executive directors would also be entitled to draw upon the remuneration pool proposed.

b) The nature of the financial benefit

The specific nature of the proposed financial benefit to existing and potential non executive directors of the Company is cash payments only. Subsequent years may require payments of varying amounts and to a different composition of non-executive directors, but always limited by the aggregate value of the remuneration pool, namely, $400,000. This aggregate value can only be altered by subsequent shareholder resolution, if seen fit to do so, at a future point in time.

c) Directors' Recommendation

Each director, declines to give a recommendation, as a related party to the transaction proposed.

d) Costs and Detriments of Providing Financial Benefit

The costs to the Company will have a direct effect on the cash balance of the Company, up to the value of the remuneration pool total, namely $400,000.

e) Non-Executive Directors' Interest Disclosure

Non Executive Directors' Shareholdings for the Year Ended 30 June 2009

Director	Shares held beneficially:	Shares in which there is a relevant interest:
Richard Tweedie	3,018,005	157,519,429
Leon Musca	12,735,960	Nil
Steven Koroknay	Nil	Nil

Details of Remuneration for the Year Ended 30 June 2009

The remuneration for each non-executive director of the consolidated entity during the year was as follows:

Director	Primary		Post Employment	Directors Saving Plan	Total
	Salary, Fees & Commissions	Cash Bonus	Superannuation Contributions	Shares Purchases	
	$	$	$	$	$
Richard Tweedie	Nil	Nil	Nil	66,640	66,640
Leon Musca	33,333	Nil	Nil	33,319	66,652
E Geoffrey Albers (Resigned 04/09/09)	Nil	Nil	33,333	33,319	66,652
Steven Koroknay	Nil	Nil	Nil	Nil	Nil
	33,333	Nil	33,333	133,278	199,944

f) **Valuation**

The maximum possible payment in the period 1 July 2009 to 30th June 2010 will be $400,000, representing the full value of the remuneration pool.

g) **Any other information that is reasonably required by shareholders to make a decision and that is known to the Company or any of its directors**

There is no other information known to the Company or any of its directors save and except as follows:

Appointment of Additional Non-Executive Directors

It is possible that the Company could appoint additional non-executive directors to the board of the Company. In this case the available pool of remuneration allocation would extend to the new non-executive director(s).

Taxation Consequences

In so far as the Company is aware, there are no adverse taxation consequences to the Company arising from the proposed remuneration in accordance with resolution 4.

The Company is required to attract and maintain quality non-executive directors if it wishes to succeed in its business objectives. To do so it must offer competitive remuneration that compensates a non-executive director for the time and risk associated with the role. The directors now wish to increase the discretionary pool as a means of dealing with non-executive remuneration in the future.

It is the Company's belief that the proposed level of benefit is commensurate within a reasonable band for a Company of this size.

Listing Rules issues

Listing rule 10.17 requires shareholder approval to be obtained, if a company increases the total amount payable to all non executive directors. The following information must be given to shareholders:

(i) ***the amount of the increase:*** The amount of the increase in the pool is $190,000.

(ii) ***a voting exclusion statement:*** this information is set out in the notice of meeting.

PROXY, REPRESENTATIVE AND VOTING ENTITLEMENT INSTRUCTIONS

PROXY AND BODY CORPORATE REPRESENTATIVE INSTRUCTIONS

On a poll, members have one vote for every fully paid ordinary share held. On a show of hands, every person present and qualified to vote has one vote and if one proxy has been appointed, that proxy will have one vote on a show of hands. If a shareholder appoints more than one proxy, and more than one proxy attends the meeting, neither proxy may vote on a show of hands, but both proxies will be entitled to vote on a poll.

Shareholders are entitled to appoint up to two individuals to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes.

Shareholders who are a body corporate are able to appoint representatives to attend and vote at the meeting under section 250D of the corporations act 2001 (Cwlth).

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) and certificates appointing body corporate representatives or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) or certificate appointing a body corporate representative must be deposited at, posted to, or sent by facsimile transmission to the Company's office, level 21,114 William Street, Melbourne 3000 or fax# (61) (03) 96708661, not less than 48 hours before the time for holding the meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the shareholder or his/her attorney duly authorized in writing or, if the shareholder is a corporation, in the manner permitted by the corporations act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the meeting, shares will be taken to be held by the persons who are registered as holding the shares at 7.00 pm, 10th November 2009. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

By order of the Board

A.M. Knox
Company Secretary

12 October 2009
Melbourne

2009 Annual Report

Shareholders who elected not to receive a printed copy of the 2009 Annual Report can access the Annual Report at Cue's website address:

http://www.cuenrg.com.au

Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

15 October 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Hall

Andrew M Knox
Public Officer

Enc.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Cue Energy Resources Limited
ABN: 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Andrew Knox
Date of last notice	21 September 2009
Date that director ceased to be director	9 October 2009

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities:

Securities pertaining to ordinary fully paid shares.

Share Rights	**Vesting**		
200,000		01/01/10	

Options	**Exercise Price**	**Expiry Date**	
500,000		0.35	01/06/10
333,333		0.25	19/04/12
333,334		0.20	19/04/12
333,333		0.225	19/04/12
500,000		0.15	19/04/12

Appendix 3Z Final Director's Interest Notice

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
BB Nominees Pty Ltd **Silva Holdings Pty Ltd** **Abacus Enterprises Pty Ltd**	438,336 ordinary fully paid shares 1,000,000 ordinary fully paid shares 500,000 ordinary fully paid shares

Part 3 – Director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Cue Energy Resources Limited
ABN: 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Steven Koroknay
Date of appointment	9 October 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities: Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Bond Street Custodians Limited (Manager of Koroknay Investments Pty Ltd ATF SJK Superannuation Fund)	100,000 ordinary fully paid shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

+ See chapter 19 for defined terms.